Filed Pursuant to Rule 433

Registration Statement No. 333-9564

February 7, 2006

The Export-Import Bank of Korea

US$600,000,000 5.125% Notes due 2011 (the “Notes”)

Final Term Sheet

Issuer	The Export-Import Bank of Korea
Issue currency	US Dollars

Issue size	US$ 600 million

Maturity date	February 14, 2011

Settlement date

On or about February 14, 2006, which will be the fifth business day following the date of this final term sheet. If you wish to trade the Notes on the date of this final term sheet or the next succeeding business day,

because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.

Reference Benchmark	5 Year 4.250% UST due January 2011

Benchmark Yield	4.526%

Re-offer Spread over Benchmark	71.5 bps

Re-offer Yield	5.241% annually

Interest Rate	5.125% per annum (payable semi-annually)

Interest Payment Dates	February 14 and August 14 of each year, starting August 14, 2006. Interest on the Notes will accrue from February 14, 2006

Public Offering Price	99.496%

Gross Proceeds	US$596,976,000

Underwriting Discounts	0.10%

Net Proceeds	US$596,376,000

Denominations	US$100k/1k

Day count	30/360

Joint Bookrunners	Barclays Bank PLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Morgan Stanley & Co. International Limited

Co-lead manager	DEPFA BANK plc

Co-managers	Calyon, Hong Kong Branch, ING Belgium SA/NV

In connection with the offering, an affiliate of DEPFA Bank plc, one of the underwriters, has indicated an intention to purchase approximately 29% of the Notes.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at

www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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